ADITYA BIRLA GROUP

18th March, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Board Meeting – 30th April, 2008

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encl : a/a.

Dlw 3/25

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

FILE NO : 82-34979

18th March, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub: Notice pursuant to Clause – 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Pursuant to Clause-41 of the Listing Agreement, kindly note that the Board of Directors of Aditya Birla Nuvo Limited will meet on Wednesday, the 30th April, 2008 to inter alia;

(i) Approve Audited Annual Accounts of the Company for the year ended on 31st March, 2008; and
(ii) Recommend payment of dividend on Equity Shares for the year ended on 31st March, 2008.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

ADITYA BIRLA GROUP

RECEIVED
2008 MAR 25 A 5:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18th March, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Allotment of 1282 Equity Shares Kept in Abeyance u/s 206A of the Companies Act, 1956

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encl : a/a.

ADITYA BIRLA GROUP

FILE NO : 82-34979

18th March, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Re : Scrip Code – BSE – 500 303
Sub: Allotment of 1282 Equity Shares Kept in Abeyance u/s 206A of the Companies Act, 1956

We wish to inform you that the Investor Relations & Finance Committee of the Board of Directors of the Company has by way of Circular Resolution approved allotment of :-

1. 20 Equity Shares against conversion of Zero Interest Secured Fully Convertible Debentures (FCDs);
2. 20 Equity Shares against Detachable Warrants (Warrants);
3. 20 Bonus Shares against Zero Interest Secured Fully Convertible Debentures and Detachable Warrants and;.
4. 1222 Equity Shares against Rights Shares issued in 2006-07 which were kept in abeyance.

Application for listing of the above said equity shares on your Exchange is being filed separately.
The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

END